KARYOPHARM THERAPEUTICS INC.

85 WELLS AVENUE, SECOND FLOOR

NEWTON, MA 02459

February 13, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Karyopharm Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-222726
Request for Acceleration

Ladies and Gentlemen:

Karyopharm Therapeutics Inc. (the “Registrant”) hereby withdraws its earlier request dated the date hereof requesting acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-222726) (the “Registration Statement”) to February 15, 2018.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m. Eastern time on February 14, 2018, or as soon thereafter as practicable.

Very truly yours,

Karyopharm Therapeutics Inc.

By:	/s/ Christopher B. Primiano
Name:	Christopher B. Primiano
Title:	Executive Vice President, Chief Business Officer, General Counsel and Secretary